POWER AND PERFORMANCE FOR MULTIPLE MARKETS

2001 SUMMARY REPORT







FAIRCHILD
SEMICONDUCTOR®

IN 2001, FAIRCHILD CONTINUED TO GAIN MARKET SHARE AND OUTPERFORM ITS COMPETITORS, DESPITE THE WORST DOWNTURN IN SEMICONDUCTOR INDUSTRY HISTORY. OUR FOCUSED MULTI-MARKET MISSION, COUPLED WITH OUR STRATEGY OF GROWTH THROUGH NEW PRODUCT INNOVATION AND ACQUISITIONS, HAS PROPELLED FAIRCHILD TO A LEADERSHIP POSITION IN THE POWER SEMICONDUCTOR AND HIGH PERFORMANCE LOGIC SEGMENTS AND CONTINUED TO ADD SIGNIFICENT SHAREHOLDER VALUE.




NOKIA



Fairchild stock performance


FCS
PHILADELPHIA STOCK EXCHANGE SEMICONDUCTOR INDEX
NASDAQ COMPOSITE
100%
80%
60%
40%
20%
0%
-20%
-40%
PRICE PERCENTAGE CHANGE SINCE JANUARY 1, 2001
JAN 2001
FEB 2001
MAR 2001
APR 2001
MAY 2001
JUN 2001
JUL 2001
AUG 2001
SEP 2001
OCT 2001
NOV 2001
DEC 2001

Fairchild outgrows industry


INDUSTRY SALES
(from Worldwide Semiconductor Trade Statistics)
FAIRCHILD SALES
FAIRCHILD ACQUISITIONS
INTERSIL DISCRETE POWER PRODUCTS
KOTA MICROCIRCUITS
MICRO LINEAR POWER MGMNT
QT OPTOELECTRONICS
IMPALA LINEAR CORPORATION
SAMSUNG POWER DEVICES
RAYTHEON SEMICONDUCTOR
220%
180%
140%
100%
60%
20%
-20%
Q2 1997
Q3 1997
Q4 1997
Q1 1998
Q2 1998
Q3 1998
Q4 1998
Q1 1999
Q2 1999
Q3 1999
Q4 1999
Q1 2000
Q2 2000
Q3 2000
Q4 2000
Q1 2001
Q2 2001
Q3 2001
Q4 2001

Sales growth normalized to our first quarter as an independent company.

CORPORATE PROFILE

Fairchild Semiconductor International is a global company dedicated to designing, manufacturing and marketing high performance semiconductors critical to multiple end markets. With a focus on developing leading-edge power and interface solutions to enable the electronics of today and tomorrow, Fairchild's components are used in consumer, communications, computer, industrial and automotive applications. Fairchild is headquartered in South Portland, Maine, USA, with 10,000 employees worldwide.



to our shareholders

KIRK POND

While 2001 produced the most severe downturn in the forty-year history of the semiconductor industry, Fairchild Semiconductor performed well. I'm pleased to report that, despite the industry challenges, we:

- Attained our goal of becoming the leading global supplier of broad-based power components. We've increased our revenues from this high growth segment to 54% of total revenues, up from 9% less than five years ago.
- Increased our global market share in all major segments, attaining the #2 position in MOSFETs, the #3 position in Standard Logic, and we are among the top five companies in power transistors and analog power management.
- Maintained our position as the leading independent supplier of high performance building block components for multiple end markets.
- Continued to balance our end market segments with 31% of sales into computing, 18% into communications, 27% into industrial/automotive and military-aero space applications and 24% into consumer and display products. This end market diversity helps cushion Fairchild from a downturn in any one segment.
- Brought more than 485 new products to market in 2001 through our focused R&D efforts. New product development is critical to the future success of any semiconductor company.


5%
22%
28%
30%
31%
32%
34%
31%
31%
32%
36%
Mar 1997
Sep 1999
Dec 1999
Mar 2000
Jun 2000
Sep 2000
Dec 2000
Mar 2001
Jun 2001
Sep 2001
Dec 2001

New Product Sales Percentage of Total Sales

More than 485 new products introduced in 2001

- Increased our revenues from new products—products less than three years old—to a record high of 36% of total sales by the fourth quarter of 2001, up from less than 5% in 1997.
- Completed two strategic acquisitions in 2001:
  - In March we purchased Intersil's discrete power products business, strengthening our position in the automotive and industrial markets in the United States and Europe. We also gained a significant intellectual property and patent portfolio while acquiring the world's only 8" wafer fabrication line dedicated to the manufacture of power discretes.
  - In the latter half of the year we acquired Impala Linear Corporation, broadening our portfolio of low voltage, analog power management products and strengthening our opportunities in the consumer and wireless communications markets.
- Announced plans to build an 800,000 square foot assembly and test facility in Suzhou, China, which will reduce our dependency on contract assembly/test services. The factory—to be built in phases—will supply a wide range of power products to the growing China market and the rest of the world. Construction is slated to begin in the first quarter of 2002.
- Increased our year-to-year revenues in China, while most members of our industry peer group saw their revenues decline.
- Aggressively managed our costs and our balance sheet, ending the year with a cash balance exceeding $500 million.

Everyone in the industry will long remember 2001, but the employees of Fairchild can look back at their accomplishments with pride. They were tested, and they outperformed the industry. I'm proud to say that our employees are among the best in the business.

Fairchild's goal is to continue to be the leading global supplier of high performance products for a wide variety of electronic applications. With a focus on developing leading edge power and interface solutions to enable the electronics of today and tomorrow, Fairchild's components are critical to computing, communications, consumer, industrial and automotive applications. Our strategy is clear and focused and our dedicated employees perform. Fairchild will continue to lead, providing power and performance to multiple end markets.

Kirk Pond

Kirk P. Pond
Chairman of the Board, President, CEO



Fairchild – The Power Franchise™

PRODUCTS

Discrete
- Power MOSFETs
- IGBTs
- Rectifiers
- Transistors/Diodes

Analog & Mixed Signal
- Voltage Regulators
- Battery Management
- Power Controllers
- Power Switches
- Data Conversion
- Op Amps & Comparators
- References & Timers
- Configurable Products

Interface
- Backplane Products
- LVDS Drivers/Receivers
- Fairchild Data Switches
- Memory Module Drivers

Logic
- TinyLogic™
- Low Voltage Logic
- Standard Logic

Optoelectronics
- LEDs & Displays
- Infrared Devices
- High Speed Optocouplers

Technology Leadership
- PowerTrench® technology & innovative wireless packages enable best-in-class, on-resistance products and fast switching applications
- Power Switch: leader in integrated power solutions for simplified DC/DC converters
- SMPS (switch mode power supply) and EcoSPARK™ IGBTs: leading-edge high-voltage products targeted at AC-DC power supplies and automotive ignition applications
- High voltage MOSFETs and bipolar transistors serve a wide variety of consumer and industrial applications
- Stealth™ rectifiers combine high speed and soft recovery characteristics to achieve world-class efficiency and lower electromagnetic interference (EMI)

The ability to creatively manage, convert, distribute and minimize power will be among the most important defining characteristics of a semiconductor company in the early 21st century. Growing populations and developing countries with increased access to today's portable technologies will require high-performance consumer, industrial, computer and communication appliances that work faster and more efficiently while consuming less power. And few companies offer more products for the management, conversion, distribution and minimization of power than Fairchild Semiconductor.

Evolving customer needs and new application technologies are driving a semiconductor industry revolution, creating exciting new products amid emerging markets. Traditional system needs in computer, industrial, consumer, and communication markets have become highly specialized, driving even more demanding requirements for integrated circuit (IC) design. A key element in these new designs is the ability to combine performance and power efficiency in smaller applications. As IC voltages drop and current requirements rise, electromagnetic interference compliance, power conversion, power distribution and heat dissipation have become critical factors in advanced circuit and system designs.

Through strategic acquisitions and innovative new product development—we introduced more than 485 new products in 2001—Fairchild has become the leading global supplier of broad-based power discrete and power standard linear components. In less than five years, we've grown our power revenues to more than $700 million, capturing nearly 8% of a $9 billion global market. Our market share gains have now placed us among the leaders in supplying power MOSFETs, analog power management, power transistors, and standard logic.

From the wall outlet to the circuit board, Fairchild's high performance products are key enablers for today's leading-edge technologies. They enable your cell phone to catch a voice from thousands of miles away and place it instantly in your ear. They tell laptops and handheld digital appliances when to utilize or conserve power. They make the Internet server you reach run faster and more reliably. They even help your car ignition start more quickly while using less battery power.

The time is coming when many home and work appliances and information tools will become untethered, using wireless connections. Universal remotes will allow you to access and control everything in your home and at work.



The power of the Internet already is available to you while you're basking in the sun on the beach. You'll even be able to change the thermostat, lock the doors or turn off the oven at home while vacationing thousands of miles away. The wireless, portable, information-at-your-fingertips revolution is underway and Fairchild is on the front line, supplying the technologies that manage, convert, distribute and minimize the requirements of today's most important enabling asset: power.

Think of the possibilities…even the impossibilities…and Fairchild—The Power Franchise™—is there creating the power products that are transforming our world.

Worldwide Power Analog IC and Power Discrete Leaders



FAIRCHILD*
Mitsubishi
OnSemi
Toshiba
International Rectifier
Hitachi
Texas Instruments
Philips
ST Micro
Motorola
National Semi
Sanyo
Vishay
Linear Tech
Maxim
Sanken Electric
Analog Devices
Sales in $ Millions
0
200
400
600
800
1000
Analog Power IC
Power Discrete
FCS Power
% of Total Sales
9%
54%
1997
2001

Source: Venture Development 2000 (Analog), Dataquest 2000 (Power Discrete)
*Pro forma for DPP (Intersil) acquisition



The Power Franchise™

A traditional view of the world includes geographic and political boundaries. At Fairchild, the location, politics and culture of a nation are guidelines for growth, not barriers to possibilities.

Every person on Earth can benefit from the technologies we enable. We can touch everyone, no matter where they live. And that's how we define our markets, current and future.

From the beginning we have had a singular strategy: to be the leading global supplier of high performance semiconductor products to multiple end markets. We've reached our goal by making strategic acquisitions, developing new products and focusing on product applications and market segments with the most potential for growth. But Fairchild won't stop here. Our target markets are projected to grow to $40 billion in 2004. Our goal is to capture a 10% share of those markets by reaching beyond traditional boundaries with an increasingly diverse portfolio of power, interface, and optoelectronic products for the global consumer, industrial, computer, automotive and communications markets.

Why Power is the Key to Growth

Power management components are the key to growth. Why? Servers and networks require critical power supply and distributed power management; portable access equipment requires extensive battery management; there is an increasing demand for higher efficiency in portable electronics; end equipment is migrating toward distributed power which requires various voltage steps; automotive electronic content continues to grow—up to 50% of the sticker price in the next decade versus 20% today; government regulations require reduced power consumption; and there is an increasing development and adoption of power management standards.

Industry trends lean toward lower output voltages, *more power, tighter power regulation, and faster* response to changes in load current. Battery management will require more accurate gauging and management of a variety of chemicals, off-line switching will require under- and over-voltage protection, new backlight technologies will require higher power and better efficiencies, microprocessors will run from one-volt supplies yet consume two watts of power in portable digital appliances like personal digital assistants (PDAs) and digital cameras, and higher automotive electronic content will require *smaller, more efficient, more robust components.* Fairchild's broad power portfolio features a diverse number of components for managing, converting, distributing and minimizing power requirements.

For consumers and businesses worldwide, Fairchild's components offer maximum electronic performance with minimum power requirements. In emerging and developing countries, specifically in Asia—a region that currently represents 70% of Fairchild's sales—Fairchild's products play an integral role in bringing the capabilities and convenience of technology into every home and business. Wherever power is at a premium, Fairchild's multi-market components offer maximum performance.

Fairchild's Growth Strategy

Our strategic and aggressive growth strategy has positioned us as one of the top suppliers-of-choice for the world's leading electronics companies. To increase that lead, Fairchild is focused on increasing its penetration into the emerging and high growth Chinese, Korean and greater Asia/Pacific markets, where consumer, personal computer and wireless applications are key components to future development. In European markets our focus will be on the growing demand for telecommunications, wireless infrastructure and automotive applications. In the Americas we will continue to target key design-in opportunities in computer, server, networking, power supply and automotive applications while leveraging our broad product portfolio into the distribution and electronic manufacturing services sector.

Fairchild plans to continue to grow The Power Franchise™ by:

- Expanding existing markets with new product research and development and targeted acquisitions;
- Driving an increased number of Fairchild components in every system through new power offerings;
- Reusing and reselling technology into multiple end markets;
- Improving and expanding our distribution channels to ensure easy global access to our products.

No matter where you go—at home, at work, along the street, or at play—Fairchild is there. Fairchild is the franchise that's powering the world with one of the industry's most extensive offerings of high performance power analog, power discrete, interface and logic products for today's leading-edge technologies.


Computing
31%

No matter where you go. There we are.

Multiple growing end markets

Cellular phones, base stations, central office voice/data switches, transmission equipment, network switches & routers

Digital cameras, set top boxes, TVs/VCRs, video game systems, handheld digital appliances, DVD/CD-ROM players, household appliances, Web access

Notebook/Desktop PCs, handheld computers, Internet servers, monitors/displays, office equipment, Enterprise storage systems

Power supplies, DC/DC power bricks, power adaptors, lamp ballast, factory automation

Ignition control, starter/alternators, car amplifiers, automotive entertainment



Industrial & Automotive
27%
ViewSonic
24%
Consumer & Displays
Communications
18%
NOKIA

questions & answers perspective

Q Kirk, you and Joe have led Fairchild since 1997 with a single-minded focus on building Fairchild into the biggest and most successful multi-market semiconductor supplier in the world. How did your strategy hold up in 2001?



Kirk: While 2001 was a down year for the industry, it was a time that actually highlighted some of the strengths in Fairchild's strategy. While our revenues were down this year, they held up better than the industry overall. When the computing and communications markets dropped early in the year, we were able to increase sales into consumer, industrial and automotive markets. While other companies were divesting businesses to sharpen their strategic focus, we were able to make acquisitions that allowed us to broaden our served markets and strengthen our product portfolio. We continued investing in new products, and drove our new product sales percentage to an all time high. We gained market share in all of our target product segments. And we announced a major manufacturing expansion into China, which we believe will allow us to continue to enhance our operational performance and continue to reduce our cost structure in the future.

K I R K   P O N D
Chairman of the Board, President, CEO

J O E   M A R T I N
Executive Vice President
Chief Financial Officer

Q Joe, as you [illegible] you manage [illegible]?



Joe: Let's face it…the semiconductor industry is cyclical, and periodic downturns are inevitable. In our careers, Kirk and I have successfully managed businesses through several downturns...and we always focus on the same things. You maximize sales, control costs, and you manage your balance sheet very closely. Maximizing sales is all about attacking many different markets and taking market share. We also proactively cut costs by instituting hiring freezes and cutting discretionary spending well before many people realized we were even heading into a recession. But the real key was our balance sheet. We managed our inventories, we improved our working capital, we reduced our receivables and as a result we increased our cash balance throughout 2001.



Q Kirk, what do you view as Fairchild's most significant accomplishment this year?

Kirk: Clearly our acquisition of the Power business from Intersil was a huge event for us. We gained a significant foothold into the automotive power segment, we strengthened our presence in the industrial market and we acquired a top-notch manufacturing facility with six-inch and and eight-inch wafer fabrication lines. Most importantly, we became the leading worldwide supplier of power analog and power discrete products that sell into multiple end markets.

Q Joe, how important is this power position?



Joe: Power is one of the fastest growing areas in each of our major end markets. Whether you are talking about managing battery power for a cell phone or digital camera, managing distributed power in an Internet server or network switch, converting AC to DC power in a major appliance like an air conditioner or refrigerator, generating multiple voltage levels for a personal computer, or providing surge power for your automobile's ignition…we have power products that go into all of these applications. Our broad array of power technologies, including our PowerTrench® processes, our industry leading miniature packaging, and our wide base of power analog building blocks allow us to increase our return on our R&D investments by selling similar power products into multiple different end applications. With our internal development and the acquisitions we've made, we now can leverage an even broader product portfolio with our worldwide access to customers and our distribution relationships.

Q [illegible]



Kirk: Our long term goal is to grow our market share to at least 10% of our served markets. As these markets resume their historical growth rate of 12-15% over the next few years, that means we would like to grow our own business to upwards of $4-5 billion in revenues, or roughly three times bigger than we are today. We believe much of our growth will come in China, as we are already a very large supplier there and we think the China market will outgrow the rest of the world over the next few years. That's one of the reasons we have announced plans to build a new assembly/test facility there. Our goal is to double our sales into China in the next few years.

Q **Joe, how does your acquisition strategy factor into Kirk's growth plans?**

Joe: We continuously look at opportunities to acquire synergistic businesses that will help us grow. We would like to further strengthen our power analog and power discrete product lines. We would also like to extend our penetration into consumer and automotive applications. Right now, we feel our biggest opportunity to grow through acquisition is to strengthen our geographical reach…especially into Japan and Europe. Acquisitions will continue to be a major part of our growth strategy.

Kirk: Since our spin-out in March, 1997 we have grown into the largest worldwide supplier of power components into multiple end markets. We've strengthened our business through an industry downturn, and are positioned to continue to outgrow our competition as the industry recovers over the next few years. We have leading technologies, we sell to the largest electronics customers in the world, and our manufacturing and sales capabilities are on a scale that few of our competitors can match. We look forward to continuing these successes over the next five years.



managing for **growth**

JOE MARTIN

When Kirk and I spun out Fairchild in 1997, one cornerstone of our strategy was defining a business model unique to the industry, a business model we believed would enable us to become the leader in our segment of the semiconductor business. Our strategy—developing and selling high-performance building block products critical to multiple end markets—integrates several key elements in this business model: long product life cycles, cost control, a focus on cash flow and operating margin, and growth through new product development and acquisitions.

Our model is very simple:

- Our products typically have life cycles of five to fifteen years. Profit margins are usually higher earlier in a product's life so we focus on continually increasing our new product sales percentage. Later in a product's life, margin pressure from increased price competition tends to be offset by decreasing needs for further engineering and marketing investment so we can continue to generate cash flow throughout a product's life. Our goal is to average 30 to 40 percent gross margins throughout a semiconductor business cycle.

- Because of these long product life cycles, and the fact that our technology investments sell into several end markets, we can keep our research and development (R&D) spending lower than industry averages, while bringing a high number of new products to market.

- We keep our selling expenses low by using distributors to help sell our products, allowing us to spend more on field applications engineers and focus on gaining design wins for our new products.

Our goal is to minimize overall spending and to run average operating margins in the 12-20 percent range through a business cycle. Since we are in a cyclical industry, peak and trough years within a cycle will likely fall outside of this range.

Fairchild's plan is to drive half our growth from internal development and half from making strategic, financially sound acquisitions that complement our product lines, our end market sales and our geographic market share.

An important key to our business model is the cash Fairchild generates. We have been able to achieve our growth targets while maintaining our capital spending at roughly 10-12 percent of sales, a level about half the historical industry average. Combining long product life cycles with lower costs and capital requirements has enabled Fairchild to generate positive operating cash flow for twelve straight quarters. Generating cash strengthens our balance sheet and gives us the financial flexibility to build our company through acquisitions, which we have often financed with debt. Using this leverage on our balance sheet has helped enhance our return on equity.

In the end, we keep it simple. Grow revenues with new products and acquisitions, grow cash flow throughout a product's life and control costs. At Fairchild, our winning strategy is no more complicated than that.

financial highlights

"We keep it simple. Grow revenues with new products and acquisitions, grow cash flow throughout a product's life and control costs."

—JOE MARTIN

Total Assets



$ MILLIONS
2500
2000
1500
1000
500
0
634.3
1095.7
1137.6
1837.5
2149.2
May 1998
May 1999
Dec 1999
Dec 2000
Dec 2001

Gross Profit



PERCENTAGE OF SALES
40%
35%
30%
25%
20%
15%
10%
5%
0%
29.2%
20.7%
29.9%
35.8%
25.2%
Year Ended May 1998
Year Ended May 1999
7 Months Ended Dec 1999
Year Ended Dec 2000
Year Ended Dec 2001

Annual Revenue Growth



$ MILLIONS
2000
1800
1600
1400
1200
1000
800
600
400
200
0
789.2
785.1
783.2
1783.2
1407.7
Year Ended May 1998
Year Ended May 1999
7 Months Ended Dec 1999
Year Ended Dec 2000
Year Ended Dec 2001

EBIT



PERCENTAGE OF SALES
20%
18%
16%
14%
12%
10%
8%
6%
4%
2%
0%
13.0%
3.2%
11.5%
18.3%
4.7%
Year Ended May 1998
Year Ended May 1999
7 Months Ended Dec 1999
Year Ended Dec 2000
Year Ended Dec 2001

EBITDA



$ MILLIONS
600
500
400
300
200
100
0
187.6
127.1
173.1
477.0
245.3
Year Ended May 1998
Year Ended May 1999
7 Months Ended Dec 1999
Year Ended Dec 2000
Year Ended Dec 2001

EBIT is earnings before interest and taxes

EBIT and EBITDA exclude restructuring and other non-recurring gains and charges.

EBITDA is earnings before interest, taxes, depreciation and amortization.

selected financial data

The following table sets forth our selected historical consolidated financial data. The historical consolidated financial data as of December 30, 2001 and December 31, 2000 and for the years ended December 30, 2001, the seven months ended December 26, 1999, and the fiscal year ended May 30, 1999 are derived from our audited consolidated financial statements which are not included in this report. This data can be found in our Form 10-K. The historical consolidated financial data for the year ended December 26, 1999, and the seven months ended December 27, 1998 are derived from our unaudited consolidated financial statements which are not included in this report. We believe that such unaudited consolidated financial statements include all adjustments necessary for the fair presentation of our financial condition and the results of operations for such periods and as of such dates. The historical consolidated financial data as of December 26, 1999, May 30, 1999, May 31, 1998 and May 25, 1997 and for the years ended May 31, 1998 and May 25, 1997 are derived from our audited consolidated financial statements which are not included in this report. This information should be read in conjunction with our audited consolidated financial statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" which can be found in our most recent Form 10-K.

	Year Ended			Seven Months Ended		Fiscal Year Ended		
	December 30, 2001	December 31, 2000	December 26, 1999	December 26, 1999	December 27, 1998	May 30, 1999	May 31, 1998	May 25, 1997
Consolidated Statements of Operations Data:								
Trade revenue	$ 1,338.9	$ 1,681.6	$ 1,037.6	$ 714.0	$ 322.3	$ 654.1	$ 635.8	$ 587.8
Contract manufacturing revenue	68.8	101.6	116.9	72.2	38.0	81.0	153.4	104.2
Total revenue	$ 1,407.7	$ 1,783.2	$ 1,154.5	$ 786.2	$ 360.3	$ 735.1	$ 789.2	$ 692.0
Trade gross profit	$ 332.9	$ 602.9	$ 273.2	$ 214.1	$ 69.7	$ 135.7	$ 194.2	$ 145.7
% of trade revenue	24.9%	35.9%	26.3%	30.0%	21.6%	20.7%	30.5%	24.8%
Contract manufacturing gross profit	21.2	36.3	32.6	20.8	5.1	16.6	36.3	6.8
% of contract manufacturing revenue	30.8%	35.7%	27.9%	28.8%	13.4%	20.5%	23.7%	6.5%
Total gross profit	354.1	639.2	305.8	234.9	74.8	152.3	230.5	152.5
% of total revenue	25.2%	35.8%	26.5%	29.9%	20.8%	20.7%	29.2%	22.0%
Net income (loss)[1]	(41.7)	273.1	(52.6)	21.3	(30.5)	(114.1)	20.6	15.5
Other Financial Data:								
EBIT[2]	$ 66.2	$ 325.9	$ 113.6	$ 90.8	$ 0.6	$ 23.3	$ 102.8	$ 51.3
Depreciation and other amortization	126.0	113.5	104.8	62.8	53.2	95.4	83.4	77.1
Amortization of intangibles	53.1	37.6	26.0	19.5	1.9	8.4	1.4	—
EBITDA[2][3]	245.3	477.0	244.4	173.1	55.7	127.1	187.6	128.4
Pro forma net income (loss)[4]	23.5	282.5	54.6	54.5	(25.3)	(33.4)	33.5	34.9
Capital expenditures	117.8	301.9	97.2	74.8	24.1	46.2	78.0	47.1
Consolidated Balance Sheet Data (End of Period):								
Inventories	$ 209.1	$ 192.8	$ 166.3	$ 166.3		$ 148.6	$ 108.0	$ 73.1
Total assets	2,149.2	1,837.5	1,137.6	1,137.6		1,095.7	634.3	555.0
Long-term debt, less current portion	1,138.2	705.2	717.2	717.2		1,045.9	526.7	487.9
Redeemable preferred stock	—	—	—	—		90.1	80.5	71.8
Stockholders' equity (deficit)	808.0	837.7	213.2	213.2		(240.4)	(116.6)	(133.3)

(1) Prior to March 11, 1997, the amounts presented include all revenues and costs attributable to the Fairchild Semiconductor business including an allocation of the costs of shared facilities and overhead of National Semiconductor. In addition, certain costs incurred at Fairchild plants for the benefit of other National Semiconductor product lines were allocated from Fairchild to National Semiconductor. All of the allocations and estimates were based on assumptions that management believes were reasonable under the circumstances. However, these allocations and estimates are not necessarily indicative of the costs that would have resulted if the Fairchild Semiconductor business had been operated on a stand-alone basis.

(2) Excludes other (income) expense and is adjusted for the (gains) and charges detailed below:

	Year Ended			Seven Months Ended		Fiscal Year Ended		
	December 30, 2001	December 31, 2000	December 26, 1999	December 26, 1999	December 27, 1998	May 30, 1999	May 31, 1998	May 25, 1997
Distributor and inventory reserves in connection with Memory restructuring	$ —	($5.4)	$ 15.4	$ —	$ —	$15.4	$ —	$ —
Inventory charges associated with the Analog restructuring	2.5	—	—	—	—	—	—	—
Restructuring charges	21.4	(2.1)	16.8		4.5	21.3	—	5.3
Purchased in-process research and development	13.8	9.0	34.0	—	—	34.0	15.5	—
Gain on sale of former Mountain View, California facility	—	(3.5)	—	—	—	—	—	—
Forgiveness of certain management tax related loans	—	—	8.3	8.3	—	—	—	—
Retention bonuses		—	—	—	—	—	—	14.1
	$37.7	($2.0)	$74.5	$8.3	$4.5	$70.7	$15.5	$19.4

EBIT as defined is not stated in accordance with generally accepted accounting principles and is presented because we believe it is useful as an alternative measure of our operating results.

(3) EBITDA is computed using EBIT as defined in note 2.

(4) Pro forma income (loss) is net income (loss) excluding restructuring and other unusual gains and charges impacting EBIT, as defined above, and amortization of acquisition related intangibles, net of tax. For the year ended December 30, 2001, it also excludes the write-off of an equity investment of $4.0 million. For the year ended December 31, 2000, it also excludes the one-time reduction of deferred tax asset valuation allowances of $26.3 million and the write-off of deferred financing fees of $12.4 million. For the seven months ended December 26, 1999, it also excludes the write-off of deferred financing fees of $7.2 million. This data is provided for informational purposes and is not intended to present results of operations in accordance with generally accepted accounting principles.

Board of Directors

Kirk P. Pond
Chairman of the Board
President
Chief Executive Officer

Joseph R. Martin
Executive Vice President
Chief Financial Officer

Charles Carinalli
Chairman and Chief Executive Officer
Adaptive Silicon, Inc.
(elected March 2002)

Richard M. Cashin, Jr.
President, One Equity Partners

Charles M. Clough
Past Chairman and Chief Executive Officer
Wyle Electronics

William T. Comfort III
Consultant to
Citicorp Venture Capital Ltd.

Paul C. Schorr IV
Managing Director, Citicorp Venture Capital Ltd.

Ronald W. Shelly
Past President, Solectron Texas

William N. Stout
Chairman and Chief Executive Officer
Sterling Holding Company

Corporate Offices

Fairchild Semiconductor International, Inc.
82 Running Hill Road
South Portland, ME 04106
(207) 775-8100

Stock Listing

Fairchild Semiconductor International Class A Common Stock is listed on the New York Stock Exchange under the symbol FCS.

Investor Relations/Form 10-K

For a free copy of the company's Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, or for other inquiries regarding Fairchild Semiconductor International, contact Investor Relations by calling (207) 775-8660, or by writing

Fairchild Semiconductor International
Investor Relations
82 Running Hill Road
South Portland, ME 04106

or through our Investor Relations website at www.fairchildsemi.com

Annual Meeting

The Annual Meeting of Stockholders will be held on May 8, 2002 at 9:30 a.m. in our corporate headquarters at 82 Running Hill Road, South Portland, Maine.

Transfer Agent

Equiserve Trust Co., N.A.
Canton, Massachusetts

Independent Auditors

KPMG LLP
Boston, Massachusetts

Corporate Officers



Kirk P. Pond*
President
Chief Executive Officer
Chairman of the Board



Joseph R. Martin*
Executive Vice President
Chief Financial Officer
Member of the Board



Daniel E. Boxer*
Executive Vice President
Chief Administrative Officer
General Counsel
Secretary to the Board



Hans Wildenberg*
Executive Vice President
Worldwide Sales and Marketing



Keith Jackson*
Executive Vice President
and General Manager
Analog, Mixed Signal &
Configurable Products



Laurenz Schmidt*
Senior Vice President
Global Operations



W.T. Greer, Jr.*
Senior Vice President
and General Manager
Interface and Logic Products



Izak Bencuya*
Senior Vice President
and General Manager
Discrete Products



John M. Watkins, Jr.*
Senior Vice President
Chief Information Officer



Dr. Deok Jung Kim*
Senior Vice President and
General Manager,
President of Fairchild Korea
Semiconductor Ltd.



Ernesto J. D'Escoubet*
Senior Vice President
Chief Technology and
Quality Officer

David A. Henry
Vice President
Corporate Controller

Matthew W. Towse
Vice President
Corporate Treasurer

K.T. Tan
Vice President
Global Assembly and Test Operations

Dr. Yang Oh Choi
Vice President
Senior Vice President of
Fairchild Korea Semiconductor, Ltd.

Paul D. Delva
Assistant General Counsel
Assistant Corporate Secretary

Carla A. Dupuis
Assistant Treasurer

*Member of the Executive Committee

FAIRCHILD
SEMICONDUCTOR®

WWW.FAIRCHILDSEMI.COM

FCS
LISTED
NYSE


Salt Lake City, UT
Wafer Fab
Analog, Mixed Signal and
Configurable Products
Loveland, CO
Analog Design
South Portland, ME
Headquarters
Wafer Fab
Interface and Logic Products
San Jose, CA
Discrete Products
Optoelectronic Products
North America
Sales Headquarters
Mountaintop, PA
Wafer Fab
Discrete Power Products
Carlsbad, CA
Analog Design
Irving, TX
Customer Service Center
Europe Sales Headquarters
South Korea
Wafer Fab
Analog and Power Design
Korea Sales Headquarters
China
Assembly and Test
Assembly and Test
Tokyo, Japan
Japan Sales
Headquarters
Asia-Pacific Sales Headquarters
Cebu, Philippines
Assembly and Test
Penang, Malaysia
Assembly and Test
Kuala Lumpur, Malaysia
Assembly and Test
Singapore
Wafer Fab

● Product Group and Design Centers, Manufacturing Locations

✱ Regional Sales Headquarters, Customer Service Centers

410060-003